June 15, 2022


BY EMAIL

Thomas S. Harman, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re:    Morgan Stanley Portfolios, Series 58
       File No. 333-265167

Dear Mr. Harman:

On May 24, 2022, you filed a registration statement on Form S-6 for Morgan Stanley Portfolios,
Series 58 (the    Trust   ). We have reviewed the registration statement and
have provided our
comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement.

Investment Concept and Selection Process (pages 2-3)

The first paragraph mentions    Morgan Stanley Wealth Management Global
Investment Office
('MSWM GIO')." Please explain to the staff supplementally, the relationship
between the Trust   s
Sponsor and MSWM GIO, if any. Also, please disclose:

       (a)     The specific nature of MSWM GIO   s business.

       (b) To the extent not already done so, the material terms and nature of the services
               MSWM GIO provides to the Trust. Also, file any related agreements governing those arrangements as exhibits to the registration statement.

       (c) Any compensation MSWM GIO receives for the services it performs for the
               Trust.

Please disclose the types of equity securities in which the Trust may invest. Relatedly, we note
the Principal Risk Factors, in the second paragraph, indicates the    Trust
consists of common
stocks.    Please add corresponding disclosure to the Investment Concept and
Selection Process
section.





 Thomas S. Harman, Esq.
Page 2 of 4
June 15, 2022

The second paragraph refers to    large-cap" equities and the "U.S. equity
market" and    U.S.
equity universe." Will the Trust invest only in the issue of U.S. large capitalization companies?
Please clarify the applicable capitalization sizes and types of issuers for
inclusion in the Trust   s
portfolio. In identifying these issuers, indicate their respective structures (e.g., registered U.S.
corporations). Also, please add corresponding risks to the Principal Risk Factors section.

       (a)     If the Trust is using the phrases    U.S. equity market    and
"U.S. equity universe"
               as synonyms, please revise the text to use only one of these phrases for purposes of plain English. If not, please explain the difference in the text in plain English.

The first paragraph seems to suggest that for inclusion in the Trust   s 80%
basket, a "GARP
security" must possess each "GARP characteristic" noted in the second sentence (i.e., consistent earnings and sales growth, favorable valuation metrics, and solid financial strength and profitability"). Is this so or does the Trust consider a company that has a minimum of one of these characteristics to be a GARP company? Please clarify the disclosure accordingly.

The second paragraph indicates that MSWM GIO uses its    proprietary stock
scoring system . . .
to provide an objective, quantitative methodology. . . .    (Emphasis added.)
Please clarify in
plain English how this propriety system operates in an objective manner.

Please clarify in plain English the difference, or explain the relationship,
between the Trust   s
   proprietary stock scoring system    and the Trust   s    Tactical Equity
Framework.

Please identify the    independent financial data provider    referenced in the
fourth bullet point.

In the tenth bullet point please clarify in plain English, the meaning of a "weighted average estimated long-term growth similar to" that of the Selection Universe.

Based on the second paragraph, the Trust   s portfolio will invest in the
sectors defined by the
Global Industry Classification Standard. Relatedly, the fifth bullet point in the Principal Risk
Factors section states the    Trust's portfolio invests significantly in a
number of sectors.    We
note that the Risk Factors section starting on page 15 discusses certain sectors in which the Trust
"may invest significantly," (e.g., Communications Services, Consumer Products, Health Care, and Information Technology). Please briefly identify in this Investment Concept and Selection
Process section any such sector in which the Trust "may invest significantly" and add brief corresponding risk disclosure to the Principal Risk Factors section.

The last two bullet points state the methodology to identify portfolio companies includes, checking that an independent risk model does not predict that the portfolio will be significantly more volatile than the broader stock market as a whole; and checking that an independent risk model does not predict that the portfolio's anticipated tracking error will significantly deviate
from the Selection Universe.    Please clarify this disclosure in plain
English, including the
meaning of    significantly    as used in each respective bullet point and
explain what will occur
upon reaching either    significant    threshold.





 Thomas S. Harman, Esq.
Page 3 of 4
June 15, 2022

We note that while the Trust's investment objective is "capital appreciation," the penultimate paragraph in this Investment Concept and Selection Process suggests the Trust's investment objective is "relative and absolute total returns." Please reconcile these disclosures. Also, if the
Trust is seeking "relative return," against what benchmark will the Trust measure the performance of the Trust's portfolio. Please clarify the disclosure accordingly.

Notes to Portfolio (page 10)

Following the enumerated text in this Notes to Portfolio section, the Trust discloses certain
conflicts of interest concerns about the    Sponsor and/or its affiliates.
Relatedly on page 20, the
third paragraph under the heading Underwriter   s and Sponsor   s Profits
directs the reader to
   refer to the discussion immediately following the Notes to Portfolio for additional information.
With an eye toward plain English and clarity, please relocate to the
Underwriter   s and Sponsor   s
Profit section, the current conflict of interest disclosure appearing under the Notes to Portfolio section or explain why it is appropriate to disclose this information in its current location. Will the Trust be adding additional information to the Notes to Portfolio section?

Description of the Trust (page 11)

At an appropriate location, please add a    Conflicts of Interest    section to
the disclosure. We note
Morgan Stanley Portfolios has included such a section in certain other registration statements
(e.g., Form S-6 Moran Stanley Portfolios, Series 45 filed on October 2, 2020 to register securities for the Life After Covid unit investment trust).

Contents of Registration Statement (page S-2)

Please add the undertaking required by Section 15(d) of the Securities Exchange Act of 1934.
See General Instruction 3(a)(3) of Form S-6.

If the Registrant may indemnify a director, officer, or controlling person against liabilities arising
under the Securities Act of 1933 (   Securities Act   ), please add an
undertaking to the registration
statement that states the indemnification language of Rule 484.


                                             ******

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule
472 under the Securities Act. The amendment filing should be accompanied by a supplemental




 Thomas S. Harman, Esq.
Page 4 of 4
June 15, 2022

letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that since the Trust and its sponsor are in possession of all the facts relating to
the Trust   s disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6352.


                                                     Sincerely,

                                                     /s/ Kimberly A. Browning

                                                     Kimberly A. Browning
                                                     Senior Counsel


cc:    Michael Spratt, Assistant Director